February 22, 2008

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Ilia Lekach, CEO
Adrenalina
20855 NE 16th Avenue, Suite #C-16
Miami, Florida 33179

Re: Adrenalina
        Form SB-2 filed January 24, 2008
        File No.: 333-148836
        Exchange Act reports
        File No.: 0-52675

Dear Mr. Lekach:

    We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to

make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the persons identified as selling shareholders]:

- the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

- the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

  - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to "Comment Two."

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to "Comment Three" and "Comment Four."

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to "Comment Two" and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to "Comment Three" divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

MD&A, page 10

12. We believe your MD&A section could benefit from an "Overview" section that offers investors an introductory understanding of the company and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address those matters. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-B.

13. Please relocate the "Recent Financing" disclosure to this section or immediately following MD&A.

Critical Accounting Policies, page 13

14. We noted your disclosures are duplications of the significant accounting policies disclosed in your notes to the financial statements. Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance for those accounting policies that are critical to your business. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and

uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please revise.

Off-Balance Sheet Arrangements, page 15

15. Please revise to provide a tabular disclosure of your contractual obligations required by Item 303(c) of Regulation S-B.

Business, page 16

16. Please disclose and briefly describe the Form SB-2 registration statement filed by Basic Services in 2007 and disclose the effective date.

17. Please describe the change in Basic Services' business plan including the date on which management initially determined to acquire or commence a different business, the reasons for such change, the circumstances contributing to the change, and the date on which the intent to change the business plan was first disclosed and the manner in which it was disclosed. Please disclose the activities of the Basic Services and its affiliates in connection with the search for a different business or acquisition, including the dates of those activities.

18. Please disclose the contacts and the dates of the contacts relating or leading to the acquisition of ADRE. Please name each third party involved in these contacts and disclose and quantify the remuneration received or to be received by the third party in connection with the combination.

19. Please disclose and quantify the assets and liabilities transferred to Basic Services' largest shareholders in connection with the combination.

20. Please disclose the method of determining the terms of the acquisition, including the manner of valuing ADRE and determining the shares held by the former Basic Services shareholders after the combination.

21. Please disclose the business development information required by Item 101(a) of Regulation S-B for ADRE prior to the combination with Basic Services.

22. Please update the information concerning the new stores. Your MD&A section indicates that Adrenalina has signed additional leases. Further, please disclose the locations of the additional stores and identify the malls in which the stores will be located. Please disclose the anticipated opening dates.

23. Please name your principal suppliers and describe your business arrangements with them. See Item 101(b)(5) of Regulation S-B.

24. In this "Business" section, please clarify the meaning of "epidemic failure clauses" in the risk factor on page 5, which risk factor begins: "Our products may contain errors …." Please provide examples.

Adrenalina Television, page 18
Adrenalina Publishing, page 18

25. Please expand these sections to fully disclose these business activities in the manner required by Item 101(b) of Regulation S-B.

Regulation, page 19

26. Please ensure that you comply fully with Item 101(b)(9) and (11) of Regulation S-B. The requirement is not limited to regulations that are "peculiar to" your business.

Security Ownership . . ., page 23

27. The number of shares and percentage owned by Mr. Bryan Feldman do not appear consistent. Please revise as appropriate.

Recent Financing, page 26

28. Please disclose and explain all principal terms of the convertible debentures, including the payment of principal and interest in shares and the manner for determining the amount of shares issuable in lieu of cash payments. Please fully discuss the effective cash cost of such shares and how such cash cost is subject to adjustment. Please explain the "full ratchet anti-dilution" adjustment to the exercise price of the warrants. Please explain whether and how the effective cash cost of principal or interest payments in shares will affect the exercise price of the warrants. In this regard, we note that interest payments commence March 1, 2008 and the related risk factor indicates principal and interest payments are required to be made in shares of stock "at a discount to the market price of our common stock."

29. Please revise your prospectus where appropriate to disclose whether the shares registered for resale may be issued in lieu of cash payments of principal or interest.

30. Please explain the several references to "a number of accredited investors" who purchased convertible debentures. In this regard, only three selling shareholders are listed in the filing.

Certain Relationships and Related Transactions, page 27

31. Please include all of the disclosure required by Item 404 of Regulation S-B, including but not limited to, the related party transactions described in the financial statements for the

year ended December 31, 2007, as applicable. The disclosure should cover both Basic Services and Adrenalina before the combination, as well as after the combination.

Description of Securities, page 27

32. We note that in this section you have qualified your disclosure regarding the contents of the exhibits. Exhibits are not ordinarily delivered to the investors. Please do not qualify your statements by reference to an exhibit unless you state that the material terms of that exhibit are disclosed.

Audited Financial Statements for the Years Ended December 31, 2006 and 2005

General

33. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

Consolidated Statement of Operations, F-3a

34. Please revise to prominently disclose related party revenues on the face of your statement of operations for each of your business lines.

35. Please tell us whether you included your distribution network costs (e.g. purchasing and receiving costs, inspection costs, warehousing costs, etc.) in the costs of revenue – merchandise line item. If you currently exclude a portion of these costs from cost of revenues, please disclose the line items that these excluded costs are included in and the amounts included therein. Additionally, in your MD&A section, if applicable, please disclose that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in costs of sales and others exclude a portion of them from gross margin.

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Film Costs, F-7a

36. Please revise to disclose your method of accounting for amortization of film costs. Please refer to the guidance in paragraph (34-37) of SOP 00-2.

Retail, F-11a

37. Please provide a detailed discussion of your policy for discounts, rebates, or other adjustments and allowances that you offer to your customers. Disclose the method of accounting for each of these items, and where they are classified in the financial statements. In this connection, please revise your critical accounting policies and estimates (page 18) to identify the methodology and significant estimates used by management in the revenue recognition process.

Note 5 – Intangible Assets, F-15a

38. It appears from the disclosure that you recorded a $97,500 impairment loss related to the Extremo Surf trademark. Please revise your financial statements to provide the disclosures required by paragraph 26 of SFAS 144.

Interim Financial Statements for the Periods Ended September 30, 2007 and 2006

General

39. Please revise your interim financial statements, as necessary, to comply with our comments above on your audited financial statements.

40. Based on your disclosure on page 1, it appears you issued 5% Senior Secured Convertible loans with warrants. Please provided a detailed discussion of how you plan to account for these convertible loans, particularly how you have allocated any portion of the proceeds to the warrants and conversion feature attached to the loan. Additionally, in your explanation please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued. Please refer to the guidance of APB 14, SFAS No. 133, EITF 00-19 and EITF 00-27 and discuss how you applied such guidance.

41. Upon review of Section 2(b) of the registration rights agreement (filed as Exhibit 10.2 to Form 8-K on December 4, 2007), it appears you are required to file a registration statement and have it declared effective from the scheduled filing deadline or you are required to pay liquidated damages. Please revise to provide the disclosures required by paragraph (12) of FSP EITF 00-19-2.

Consolidated Statement of Cash Flows, F-4b

42. We note that you present repayments (issuances) of related party notes receivable net as an investing activity. Please revise to present the gross amounts of these transactions as financing activities in accordance with paragraphs 13 and 18 of SFAS 95.

Notes to the Consolidated Financial Statements

Note 5 – Commitments and Contingencies, F-13b

43. Show us where you have recorded the $1.3 million in non-refundable deposits paid in conjunction with the FlowRider Agreement and tell us which authoritative literature you used to support your accounting treatment.

Unaudited Pro Forma Financial Statements

General

44. We noted from the Form 8-K filed on August 7, 2007 that you spun off your wholly-owned subsidiary, Generic Marketing Services, Inc. on a one for one basis based on 10,873,750 shares of Basic Services common stock that are issued and outstanding. Please include the impact of this transaction in a separate column on the face of the pro forma financial statements along with a detailed explanatory note discussing how you will record this transaction in your consolidated financial statements. Please refer to the guidance in Article 11-02(a)(8) of Regulation S-X.

Part II – Item 26. Recent Sales of Unregistered Securities

45. Please discuss the financial sophistication of the investors receiving securities in the combination with ADRE.

Exhibits

46. Please ensure that you file each exhibit which Regulation S-B, Item 601(b) requires or explain why the document is not required to be filed under Item 601. For example:

- the Underwriting Agreement with Gilford Securities;

- a list of your subsidiaries, the state or other jurisdiction of incorporation or organization of each; and the names under which such subsidiaries do business, including, but not necessarily limited to, LQD Adrenalina, LLC, LQD Adrenalina, LLC's subidiaries, Extreme Publishing, LLC, a wholly owned subsidiary and, if applicable, Time Code, LLC; and

- lease agreements, including those for the retail establishments.

Please file the exhibits.

47. Some of the agreements which you incorporate by reference are in draft form. Please file all signed agreements.

Form 10-QSB for the Quarter Ended September 30, 2007 filed November 20, 2007

General

48. It appears from the disclosure on page 10 of your SB-2 filed on January 24, 2008 that the merger transaction with LQD Adrenalina, LLC was not consummated until October 26, 2007; therefore the registrant at September 30, 2007 is Basic Services Inc. Although it appears a Form 10-QSB for this period was not required to be filed, please revise to include the appropriate financial statements and related disclosures of Basic Services for the period ended September 30, 2007.

Financial Statements

49. As you have disclosed on page three that the interim financial statements have been reviewed, please revise your Form 10-QSB to include a review report in accordance with Item 310(b) of Regulation S-B and related accountant's awareness report (see Exhibit 15 under Item 601 of Regulation S-B).

Form 8-K filed October 26, 2007

Exhibit 99.3

Accountants Compilation Report, F-1b

50. We note LQD Adrenalina's financial statements for the two years ended December 31, 2006 were audited by Goldstein Schechter Price Lucas Horwitz & Co., P.A. (audit report dated August 30, 2007). We also note these same auditors issued a compilation report on LQD Adrenalina's September 30, 2007 interim financial statements (compilation report dated October 12, 2007) and it appears the same auditors reviewed the financial statements for this period as well. Please tell us how your auditors have met the standards for auditor independence in Rule 2-01 of Regulation S-X, including the specific guidance in paragraph 2-01(4)(i).

51. Please note, compilation reports are not appropriate because the association of the accountant provides no basis for reliance. Accordingly, please remove the accountant's compilation report from your filing and any references thereto.

Other Exchange Act Reports

52. Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding commentson the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Marc J. Ross, Esq.
       By facsimile to (212) 930-9725